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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               01-19001
(Check One):                                                                                        -----------------------------
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 |X| Form 10-K and Form 10-KSB | | Form 20-F |_| Form 11-K | | Form 10-Q and Form 10-QSB                     CUSIP NUMBER
                                       |_| Form N-SAR                                                        600 520  308

     For Period Ended:  December 31, 2001                                                           -----------------------------
                       -------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
Empire Energy Corporation
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
7500 College Blvd., Suite 1215
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City, State and Zip Code
Overland Park, KS  66210
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K | or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.




PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant recently changed accountants on March 13, 2002 (see Form
8-K/A filed on March 22, 2002). As a result of the close time proximity of the Registrant's change in accountants and the deadline for filing its Form 10-KSB for the year ended December 31, 2001, the Registrant's newly appointed accountants have been unable to complete their review of the Registrant's financial statements to enable them to issue an opinion with respect to the Registrant's financial statements for the year ended December 31, 2001 within the initial filing deadline of April 1, 2002 without unreasonable effort and expense. While the Registrant and its certifying accountants have committed considerable resources and the Form 10KSB is progressing it is unreasonable to expect the Registrant's Form 10-KSB to be filed by the initial deadline of April 1, 2002.

The Registrant and its accountants are working diligently to complete all aspects of the Form 10KSB in a thorough and timely manner.

The Registrant believes that it will be able to complete the process by the end of the extension period and file the Form 10KSB within the extended deadline.



                                                                                                  (Attach Extra Sheets if Needed)


                                                                                                                     SEC 1344 (6/94)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Norman Peterson                                   913                                      469-5615
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [_] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [ ] Yes  [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                                      Empire Energy Corporation
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                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 28, 2002                                                        By:  /s/  Norman Peterson
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION--------------------------------------------------------------
                               Intentional misstatements or omissions of fact constitute Federal
                                            Criminal Violations (See 18 U.S.C. 1001).
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